UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 8)*

                          KINDRED HEALTHCARE, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.25 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                494580 10 3
             -------------------------------------------------
                               (CUSIP Number)

                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000
-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 23, 2003
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


-----------------------                                 -----------------------
CUSIP No.  494580 10 3                                  Page 2 of 10 Pages
-----------------------                                 -----------------------

------- ------------------------------------------------------- ---------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Appaloosa Investment Limited Partnership I
------- ---------------------------------------------------------- ------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)     [ ]
                                                                (b)     [ ]
------- -----------------------------------------------------------------------

3       SEC USE ONLY

------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]

------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           -0-
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           1,543,072
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           -0-

                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           1,543,072
------------------- ------ ----------------------------------------------------


11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                           1,543,072

---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                      [ ]

---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           7.6%

---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                           PN
---------- -------- -----------------------------------------------------------

                                SCHEDULE 13D



-----------------------                                 -----------------------
CUSIP No.  494580 10 3                                  Page 3 of 10 Pages
-----------------------                                 -----------------------

------- ------------------------------------------------------- ---------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Palomino Fund Ltd.
------- ---------------------------------------------------------- ------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)     [ ]
                                                                (b)     [ ]
------- -----------------------------------------------------------------------

3       SEC USE ONLY

------ ------------------------------------------------------------------------

4       SOURCE OF FUNDS

                OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]

------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                BRITISH VIRGIN ISLANDS

------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           -0-
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           1,373,372

                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           1,373,372
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                           1,373,372

---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                       [ ]

---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           6.7%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                           CO
---------- -------- -----------------------------------------------------------

                                SCHEDULE 13D



-----------------------                                 -----------------------
CUSIP No.  494580 10 3                                  Page 4 of 10 Pages
-----------------------                                 -----------------------



------- ------------------------------------------------------- ---------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Appaloosa Management L.P.
------- ---------------------------------------------------------- ------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)     [ ]
                                                                (b)     [ ]

------- -----------------------------------------------------------------------

3       SEC USE ONLY

------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                   OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]

------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE

------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           -0-

                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           2,916,444

                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           -0-

                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           2,916,444

---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH\
                    REPORTING PERSON

                           2,916,444
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                      [ ]

---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           14.3%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                           PN
---------- -------- -----------------------------------------------------------

                                SCHEDULE 13D


-----------------------                                 -----------------------
CUSIP No.  494580 10 3                                  Page 5 of 10 Pages
-----------------------                                 -----------------------




------- -----------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Appaloosa Partners Inc.
------- -----------------------------------------------------------------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)     [ ]
                                                                (b)     [ ]

------- -----------------------------------------------------------------------

3       SEC USE ONLY

------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                OO

------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]

------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           -0-
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           2,916,444
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           2,916,444
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                           2,916,444
--------- -------- ------------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                      [ ]

---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           14.3%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                           CO
---------- -------- -----------------------------------------------------------

                                SCHEDULE 13D


-----------------------                                 -----------------------
CUSIP No.  494580 10 3                                  Page 6 of 10 Pages
-----------------------                                 -----------------------




------- ------------------------------------------------------- ---------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                David A. Tepper
------- ---------------------------------------------------------- ------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)     [ ]
                                                                (b)     [ ]
------- -----------------------------------------------------------------------

3       SEC USE ONLY

------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]

------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           -0-
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           2,916,444
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           2,916,444
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                           2,916,444
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                             [ ]

---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           14.3%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                           IN
---------- -------- -----------------------------------------------------------

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

          This Amendment No. 8, filed on behalf of Appaloosa Investment Limited Partnership I ("AILP"), Palomino Fund Ltd. ("Palomino"), Appaloosa Management L.P. (the "Manager"), Appaloosa Partners Inc. ("API") and David
A. Tepper ("Mr. Tepper" and, together with AILP, Palomino, the Manager and API, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the Manager, API and Mr. Tepper on April 26, 2001 (as amended by Amendment No. 1 filed on November 15, 2001, Amendment No. 2 filed on October 23, 2002, Amendment No. 3 filed on April 7, 2003, Amendment No. 4 filed on August 19, 2003, Amendment No. 5 filed on August 22, 2003, Amendment No. 6 filed on September 8, 2003 and Amendment No. 7 filed on September 18, 2003, the "Schedule 13D"), relating to the common stock, par value $0.25 per share (the "Common Stock"), of Kindred Healthcare, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to reflect that, as of the date hereof:

          The percentages set forth in this Item 5 are based on there being 17,862,454 shares of Common Stock outstanding as of July 31, 2003 as disclosed by the Company in its Form 10-Q filed on August 13, 2003 for the fiscal quarter ended June 30, 2003 and are calculated in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.

          (a) AILP is the beneficial owner of 207,496 shares of Common Stock and Palomino is the beneficial owner of 181,804 shares of Common Stock. In addition, (i) upon exercise of the New Warrants, AILP would beneficially own an additional 1,332,701 shares of Common Stock and Palomino would beneficially own an additional 1,188,693 shares of Common Stock and (ii) upon exercise of the vested portion of the non-qualified stock options granted to Mr. Tepper and Mr. Bolin, a former employee of the Manager, pursuant to the Company's 2001 Stock Option Plan for Non-Employee Directors, AILP would beneficially own an additional 2,875 shares of Common Stock and Palomino would beneficially own an additional 2,875 shares of Common Stock. Each of the Manager, API and Mr. Tepper may be deemed to beneficially own an aggregate of 2,916,444 shares of Common Stock. Therefore, as of the date hereof, the beneficial ownership of (i) AILP constitutes approximately 7.6% of the issued and outstanding shares of Common Stock, (ii) Palomino constitutes approximately 6.7% of the issued and outstanding shares of Common Stock and (iii) each of the Manager, API and Mr. Tepper constitutes approximately 14.3% of the issued and outstanding shares of Common Stock.

          (b) AILP may be deemed to have shared voting and dispositive power with respect to 1,543,072 shares of Common Stock and Palomino may be deemed to have shared voting and dispositive power with respect to 1,373,372 shares of Common Stock. Each of the Manager, API and Mr. Tepper may be deemed to have shared voting and dispositive power with respect to 2,916,444 shares of Common Stock.

          (c) On September 23, 2003, in open market transactions, AILP sold 132,557 shares of Common Stock and Palomino sold 116,143 shares of Common Stock at an average price of approximately $35.49 per share. On September 24, 2003, in open market transactions, AILP sold 130,585 shares of Common Stock and Palomino sold 114,415 shares of Common Stock at a price of $36.36 per share. On September 25, 2003, in open market transactions, AILP sold 5,597 shares of Common Stock and Palomino sold 4,903 shares of Common Stock at a price of $36.91 per share.

          (d) Not applicable.

          (e) Not applicable.

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2003

                                APPALOOSA INVESTMENT LIMITED
                                PARTNERSHIP I

                                By:  APPALOOSA MANAGEMENT L.P.,
                                     Its General Partner

                                     By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                          By:  /s/ David A. Tepper
                                              --------------------------------
                                              Name:  David A. Tepper
                                              Title: President

                                PALOMINO FUND LTD.

                                By:  APPALOOSA MANAGEMENT L.P.,
                                     Its Investment Adviser

                                     By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                          By:  /s/ David A. Tepper
                                              --------------------------------
                                              Name:  David A. Tepper
                                              Title: President

                                APPALOOSA MANAGEMENT L.P.

                                By:  APPALOOSA PARTNERS INC.,
                                     Its General Partner

                                     By:  /s/ David A. Tepper
                                         -------------------------------------
                                         Name:  David A. Tepper
                                         Title: President

                                APPALOOSA PARTNERS INC.

                                By:  /s/ David A. Tepper
                                    ------------------------------------------
                                    Name:  David A. Tepper
                                    Title: President

                                /s/ David A. Tepper
                                ----------------------------------------------
                                David A. Tepper